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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-23962
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                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                            [ ] Form N-SAR

         For Period Ended:       December 31, 2001
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:
                                                      --------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Budget Group, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
125 Basin Street, Suite 210
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City, state and zip code Daytona Beach, Florida 32114
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]               (a)      The reasons described below in reasonable detail in
                           Part III of this form could not be eliminated without
                           unreasonable effort or expense;
[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K of Form
                           N-SAR, or portion thereof will be filed on or


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                           before the 15th calendar day following the prescribed
                           due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file its Annual Report on Form 10-K for the 2001 fiscal year within the prescribed time due to the delayed resolution of an accounting issue related to the Registrant's proposed recapitalization that delayed the completion of the audited financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Robert L. Aprati                  (630)        955-7571
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                  (Name)                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                                   [X]Yes [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   [X]Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Registrant anticipates a potential significant change in the results of operations for the year ended December 31, 2001 from the results of operations for the year ended December 31, 2000. The Registrant is finalizing an assessment of the impact (if any) which the Registrant's recapitalization may have on its 2001 year-end financial statements and related notes thereto. The amount and nature of such change can not be quantified at this time. See the press release issued by the Registrant on April 2, 2002, a copy of which is attached hereto as Exhibit A, and the contents of which are incorporated by reference herein.


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                               Budget Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



         Date:  April 2, 2002           By:   /s/ Robert L. Aprati
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                                              Robert L. Aprati
                                              Executive Vice President, General
                                              Counsel and Secretary


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                                    Exhibit A


MEDIA CONTACT:                              FOR IMMEDIATE RELEASE
Kimberly Mulcahy
(630) 955-7672

INVESTOR CONTACT:
Sarah Lewensohn
(630) 955-7602

               BUDGET GROUP ANNOUNCES RECAPITALIZATION INITIATIVE

               DISCUSSIONS UNDERWAY WITH PRIVATE EQUITY INVESTORS

Lisle, IL, April 2, 2002 - Budget Group, Inc. (OTCBB: BDGPA) today announced that it has launched a recapitalization initiative to restore its financial health. The Company is currently in discussions with certain interested investors regarding an infusion of new capital through a private equity investment.

The Company has retained Lazard Freres & Co. LLC as its financial advisor regarding recapitalization alternatives and has also begun discussions with holders of the Company's senior notes concerning a balance sheet restructuring. As part of this initiative, the Company did not make the $18.5 million senior notes interest payment due on April 1, 2002. The Company has made all principal and interest payments relating to its vehicle fleet financing.

In addition, Budget announced that it has filed an extension request with the SEC relating to its annual report on Form 10-K for the year ended December 31, 2001. Budget expects to file the annual report on or about April 15, 2002.

The Company emphasized that the recapitalization will not affect Budget's ability to service its car and truck rental customers. Budget said it would continue to operate on a business as usual basis with regard to its employees, customers and vendors.

Sandy Miller Chairman and Chief Executive Officer of Budget Group, Inc. commented, "Despite a challenging economy, we are seeing signs of improvement as evidenced by a rise in car rental industry pricing and increases in the Company's vehicle utilization and revenue per vehicle. Recapitalization of the balance sheet, combined with our continuing cost cutting and asset control efforts, will put Budget on track for future financial success."

Budget Group, Inc. owns Budget Rent a Car Corporation and Ryder TRS, Inc. Budget is the world's third largest car and truck rental system and Ryder TRS is the nation's second largest consumer truck rental company. For more information, visit the Company's Web site at www.budget.com.

Statements made in this press release that are not historical in nature may include 'forward-looking statements' within the meaning of the federal securities laws. It is important to note that these statements involve a number of risks, uncertainties and other factors that could cause


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Budget Group, Inc.'s actual results to differ materially from those projected in such forward-looking statements. The expectations relating to the Company's debt restructuring and recapitalization are estimates or expectations based on current assumptions which management believes to be reasonable at this time. In addition, other risks to its business include additional risk of losses from international operations; travel patterns subsequent to September 11, 2001, seasonality; competition; general economic conditions; and the availability and terms of financing. These factors and conditions could be substantially different than the Company's actual future activities and results of operations may differ materially from the forward-looking statements made in this press release. Additional information concerning such matters is contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and in other documents subsequently filed by the Company with the SEC, all of which are available from the SEC.


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